                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
--------------------------------------------------------------------------------

                 KINROSS ANNOUNCES PRELIMINARY 2004 RESULTS AND
                        PRELIMINARY RESTATED 2003 RESULTS

OCTOBER 20, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) is providing preliminary financial information for 2004 and preliminary restated financial information for 2003. This financial information has not been audited and is subject to change as a result of the audit process. Investors should not place undue reliance on these preliminary numbers.

Following discussions with regulators Kinross has adopted a new methodology for accounting for the assets acquired in the merger with TVX Gold Inc. and Echo Bay Mines Ltd. (the "merger") completed on January 31, 2003. Kinross will file its audited 2004 financial statements and restated 2003 financial statements in the next few weeks, after its auditors have concluded their work. Kinross will also file its restated quarterly financial statements for 2004 and quarterly financial statements for 2005 and other regulatory filings as soon as practicable. An amended registration statement for the transaction with Crown Resources Corporation ("Crown") will be filed thereafter. The regulators may have comments on these filings.

ALL DOLLAR AMOUNTS IN THIS PRESS RELEASE ARE EXPRESSED IN US DOLLARS, UNLESS OTHERWISE STATED

================================================================================
2004 HIGHLIGHTS
(UNAUDITED)

o    Gold equivalent production of 1,653,784 ounces.

o Cash flow provided from operating activities of $161.2 million for the year.

o    Capital expenditures of $169.5 million for the year.

o Net loss of $55.9 million ($0.16 per share) for 2004, which includes impairment charges totaling $59.9 million ($0.17 per share) primarily relating to properties that were closed in 2004 or were nearing the end of their mine life at year end 2004.

o Completed the acquisition of the 51% share of Paracatu from Rio Tinto Plc. for $261.2 million on December 31, 2004.

o Net additions to proven and probable reserves of 5.3 million ounces to total 19.4 million ounces at year end 2004.

o The previously recorded goodwill impairment charge of $143.0 million in the third quarter of 2004 has been reversed as part of the 2003 restatement.

2003 RESTATEMENT
(UNAUDITED)

o As a result of the independent valuation of the assets acquired in the merger, the value of the acquired mineral interests on the date of the merger has increased by $304.4 million, the future income tax liability has increased by $83.5 million and the amount recorded as goodwill was reduced by $175.5 million. Annual depreciation, depletion and amortization charges for 2003 increased by $31.8 million over previously released results due to this restatement.

o Impairment charges for the year ended December 31, 2003 included $400.1 million for goodwill, $14.7 million for property, plant and equipment and $1.9 million for investments.

================================================================================

"I'm pleased that we are able to provide our investors with financial information and start the process of updating our regulatory filings. I would like to emphasize that the impairment charges to earnings in 2003 resulting from this restatement are non-cash items," said Tye Burt, President and Chief Executive Officer of Kinross. "With this progress, we can hold our annual shareholders' meeting, complete the filing for the Crown transaction, and continue to drive our business forward."

2004 AND 2003 CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS
========================================================================= ==================================
(UNAUDITED)                                                                            YEAR ENDED
(ALL DOLLARS AMOUNTS ARE EXPRESSED IN MILLIONS, EXCEPT PER SHARE AMOUNTS)              DECEMBER 31
------------------------------------------------------------------------- ----------------------------------
                                                                                 2004             2003(a)
------------------------------------------------------------------------- ----------------- ----------------
OPERATING HIGHLIGHTS:
   Gold equivalent ounces - produced (b)                                        1,653,784        1,620,410
   Gold equivalent ounces - sold                                                1,654,617        1,600,246
FINANCIAL HIGHLIGHTS:
   Revenue                                                                  $       666.8    $       571.9
      Cost of sales                                                         $      (449.6)   $      (387.5)
      Depreciation, depletion and amortization                              $      (170.1)   $      (172.7)
                                                                          ----------------- ----------------
                                                                            $        47.1    $        11.7
   Impairment charges                                                       $       (59.9)   $      (416.7)
   Net loss                                                                 $       (55.9)   $      (416.0)
   Net loss attributable to common shares                                   $       (55.9)   $      (406.0)
   Cash flow from operating activities                                      $       161.2    $        89.5
   Total assets                                                             $     1,834.9    $     1,789.7
   Long-term financial liabilities (c)                                      $       333.2    $       248.5
PER OUNCE DATA:
   Average spot gold price                                                  $         410    $         364
   Average realized gold price                                              $         401    $         357
PER SHARE DATA:
   Loss per share - basic and diluted                                       $       (0.16)   $       (1.32)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - BASIC (MILLIONS)                       346.0            308.6
========================================================================= ================= ================

(a) 2003 revenues associated with TVX and Echo Bay properties include only 11 months from February to December.
(b) Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2004 - 61.46:1 and 2003 - 74.79:1.
(c) Long-term financial liabilities represents the long-term portions of debt and reclamation and remediation obligations, future income and mining taxes, redeemable retractable preferred shares and other long-term liabilities.

CONSOLIDATED FINANCIAL PERFORMANCE

Increased production and sales and higher average gold prices resulted in increased revenues in 2004 over 2003. Equivalent gold ounces sold increased from 1,600,246 ounces in 2003 to 1,654,617 ounces in 2004. The increase in production from 2003 to 2004 was primarily due to the inclusion of the TVX and Echo Bay properties for only 11 months in 2003.

The Company's average realized gold price increased from $357 per ounce in 2003 to $401 per ounce in 2004, positively impacting earnings and cash flow from operations.

Cost of sales increased from $387.5 million in 2003 to $449.6 million in 2004 as a result of higher production volumes and increases in the costs of fuel, power, labour and other production costs. In addition, the appreciation of foreign currencies against the U.S. dollar has increased the Company's cost of sales at those mines not located in the United States. Included in cost of sales is a revision to accretion expense of $12 million, primarily related to the closure of the Lupin mine.

General and administrative costs increased by $11.4 million from $25.0 million in 2003 to $36.4 million in 2004 as a result of increased severance and stock options expense.

The net loss for 2004 was $55.9 million compared with a restated net loss in 2003 of $416.0 million. The loss in 2003 included restated higher depreciation, depletion and amortization of $172.7 million, an increase of $31.8 million over previously reported results. The loss in 2003 also included total impairment charges of $416.7 million. The Company's financial results in 2004 were negatively affected by the impairment charges of $59.9 million, primarily related to the write-down of the carrying value of assets and inventory at Kubaka, Lupin, Gurupi and New Britannia.

Cash flow from operating activities increased in 2004 to $161.2 million from $89.5 million in 2003. At December 31, 2004, Kinross' cash and cash equivalents, including restricted cash and short-term investments, had decreased by $195.9 million from the previous year end to $55.0 million. In addition, total debt had increased during the year by $92.8 million to $122.9 million. The change during the year in the Company's financial position resulted from:

     o The use of $261.2 million in cash (including preliminary estimates of working capital adjustments) to acquire the remaining 51% of the Paracatu mine in Brazil;
     o    Capital expenditures of $169.5 million;
     o    Net investment of $11.8 million in long-term investments;
     o    Reclamation expenditures of $17.9 million;
     o    Repurchase of common shares for $8.7 million;
     o Cash flow from operating activities of $161.2 million, which partially offset the uses of cash.

OPERATIONS UPDATE

PARACATU (Brazil; 100%)
Gold production was slightly higher in 2004 vs. 2003. Grade and recovery rates were similar in both periods. Higher costs were the result of higher energy costs, increased contracted service costs and a strengthening of the Brazilian Real against the U.S. dollar of approximately 5%.

Production in 2005 is forecast to be slightly lower on a 100% basis as a result of the refurbishment of the ball mills in first quarter of 2005.

In February 2005, Kinross' Board of Directors approved funding for basic engineering for a semi-autogenous grinding ("SAG") mill expansion project. The mill is planned to be expanded over a four-year period from its current capacity of 18 million tonnes per year. After basic engineering is completed in early 2006, a final capital cost estimate will form the basis for a final funding decision by the Board of Directors in 2006. Exploration drilling is continuing onsite.

FORT KNOX (USA; 100%)
Gold equivalent ounces produced declined by 14% as a result of the decision to defer production from the higher grade True North deposit for the first half of 2004, which resulted in lower ore grade and fewer tonnes of ore processed. The decrease in ore milled in 2004 was also the result of harder ore from the Fort Knox pit being processed through the mill for the first six months, compared with the blended ore from True North and Fort Knox for the full year in 2003. A slight decrease in operating costs reflects the suspension of mining at True North for the latter half of 2004. The decrease in costs was offset by higher reagent costs and higher labour costs, as increased manpower was required to operate a larger fleet, which included the addition of larger capacity mining equipment.

Production for 2005 is forecast to be slightly lower compared to 2004 as a result of lower grades, partially offset by improved recovery rates.

ROUND MOUNTAIN (USA; 50%, operator)
An increase in production and operating costs in 2004 was due to the inclusion of only 11 months of operations in 2003. Production and costs were also affected by the failure of an electrical transformer in the second half of 2003. As a result, the focus shifted to accelerating ore placement on the leach pads, to help offset milling and crushing limitations due to power constraints. A feasibility study has been completed on the possibility of a pit expansion to extend the mine life beyond its current limit and will be reviewed by the joint venture partners, Kinross and Barrick. In addition, an underground exploration program has begun to evaluate a known target with preliminary results expected in 2006.

Production in 2005 is expected to be lower due to lower forecasted grades and recovery rates.

LA COIPA (Chile; 50%)
Gold equivalent production was higher in 2004 due to the inclusion of only 11 months in 2003. On a full year basis, production was 4% lower due to lower grade, lower recovery rates and fewer tonnes.

Production, on a gold equivalent basis, is expected to be slightly lower in 2005 due to the mining of lower grade ore.

PORCUPINE JV (Canada; 49%)
Production in 2004, as compared with 2003, was lower due to lower grades and fewer tonnes processed resulting from the planned closure of the Dome underground mine in late May 2004. Mining continued at the Dome open pit and Hoyle underground mines. Costs, on a per ounce basis, were higher due to lower production, rising operating costs and a stronger Canadian dollar.

Production for 2005 is expected to be slightly lower than 2004. The closure of the Dome open pit later in 2005 is expected to be offset by the commencement of production from the Pamour open pit.

REFUGIO (Chile; 50%, operator)
In 2001, due to low gold prices and operational difficulties, mining activities were suspended and the operation was placed on care and maintenance. In late 2002, a multi-phase exploration program commenced and in 2003 it was determined that the mine would be recommissioned.

Production in 2005 is forecast to be significantly higher as a result of the restart of mining in the second half of 2005.

The recommissioning is going well, with a production rate of 40,000 tonnes per day being achieved during the third quarter of 2005. The Company's share of the capital costs totaled approximately $67 million. The increased costs as compared to the original plan were due to unexpected delays and higher input costs. The recommissioned mine is capable of producing approximately 115,000 to 130,000 ounces annually to Kinross' account.

CRIXAS (Brazil; 50%)
Gold production was higher in 2004 due to the inclusion of only 11 months in 2003. While grade and recovery rates were similar, operating costs increased due to higher labour and power costs and the appreciation of the Brazilian Real against the U.S. dollar.

Production in 2005 is expected to be similar to 2004.

MUSSELWHITE (Canada; 32%)
Gold production was up 18% in 2004 due to the inclusion of only 11 months in 2003, but also due to more ore being processed (up by 13%), as a result of improved equipment utilization. With the increased production along with higher realized gold prices. Operating costs were up 32% during the year as a result of increased mining activity along with increased labour and consumable costs, and a stronger Canadian dollar.

During 2005, grade, recovery rate and production are expected to be similar to 2004.

KETTLE RIVER (USA; 100%)
At the time Kinross acquired Kettle River in January 2003, the mine was idled. The Company recommenced operations in December 2003. Operating costs were higher than expected due to increased fuel and consumable costs. A toll milling agreement between the Company and Crown Resources has allowed the permitting to proceed at Buckhorn. Permitting should be completed in 2006.

Production in 2005 is forecast to be lower than 2004 as a result of the cessation of mining in the fourth quarter of 2004 as the mine ran out of ore as expected.

KUBAKA (Russia; 98.1%)
Gold equivalent production in 2004 was approximately 25% lower than in 2003 due to the processing of lower grade stockpiles and an 8-week scheduled shutdown of the mill. The shutdown was to allow for more efficient operations of the mill and to eliminate overtime-related labour costs associated with vacations. The cost increase, despite lower production, reflects lower grades and additional costs to transport the ore from the Birkachan property to the mill, partially offset by reduced selling costs and lower property taxes. The lower gold production was partially offset by higher realized gold prices.

Production in 2005 is forecast to increase as a result of the full availability of the Birkachan deposit and higher grades at Birkachan.

NEW BRITANNIA (Canada; 50%, operator)
Development activities at the New Britannia mine were suspended in the first quarter of 2004. In early 2005, after exploration efforts were unable to define extensions to the ore body that could be mined profitably, the decision was made to place the mine on care and maintenance. As a result of the suspension of development activities in 2004, production dropped to 23,652 gold equivalent ounces, compared with 31,627 ounces in 2003.

No production will come from the mine in 2005 as it is shut down.

LUPIN (Canada; 100%)
In August 2003, the Company announced the suspension of operations at Lupin due to lower than expected gold production and higher costs. Plant and equipment were placed on care and maintenance pending a review of alternatives for the mine. This review concluded that the development of a mine plan to extract previously developed remnant ore was appropriate. Accordingly, the mine recommenced production in March 2004 and produced 66,577 gold equivalent ounces during the balance of the year, an increase of 19% over 2003.

No production will come from the mine in 2005 as it is shut down.

RESERVES & EXPLORATION

Reserves increased from 14.1 million ounces at the end of 2003 to 19.4 million ounces at the end of 2004. The acquisition of the remaining 51% interest in the Paracatu mine in Brazil at the end of 2004 increased reserves by 4.3 million ounces. The remainder of the increase came from net additions to reserves (after production) at existing operations as well as increases in the gold price used to calculate reserves at the end of 2004 of $350 per ounce compared to $325 per ounce at the end of 2003. Porcupine, Refugio and Fort Knox all had net additions to reserves after production in 2004. A total of 380,000 meters of drilling was completed at Kinross properties in 2004. The largest programs were at Porcupine, Musselwhite and Round Mountain.

380,000 METERS DRILLED IN 2004



     [BAR CHART SHOWING BREAKDOWN OF 380,000 METERS DRILLED IN 2004 OMITTED]



Porcupine - 94,122
Musselwhite - 70,462
Round Mountain - 72,061
Kubaka - 24,161
Gurupi - 21,806
La Coipa - 21,631
Crixas - 20,638
Kettle River - 13,247
Back River* - 11,090
Fort Knox - 10,375
Other - 19,831


     *    BACK RIVER INCLUDES THE GEORGE/GOOSE LAKE PROPERTIES IN NUNAVUT.

At ROUND MOUNTAIN, drilling was completed to determine the economics of a pit expansion. A total of 183 holes and over 39,000 meters of drilling was completed on this project.

Exploration in and around the current pit at FORT KNOX continues to indicate that the ore body is open to the south and northeast. Additional drilling is planned in 2005.

Kinross became operator of the PARACATU mine in December 2004. A 30,000-meter drilling campaign for 2005 was rolled out and commenced in January. Results from this campaign are pending and are expected to add to reserves.

INVESTING ACTIVITIES

Net cash used in investing activities was $442.3 million in 2004 versus $50.1 million in 2003. The increase in 2004 included $261.2 million used in the acquisition of the remaining 51% of the Paracatu mine. Additions to property, plant and equipment were $169.5 million in 2004 compared to $73.4 million in 2003. The following unaudited schedule provides a breakdown by mine of the capital expenditures:

----------------------------------------------------- ------------ -------------

(MILLIONS)                                                2004        2003 (A)
----------------------------------------------------- ------------ -------------

Fort Knox                                              $     58.7    $     26.5
Paracatu                                                      5.8           5.2
Round Mountain                                                8.8           5.7
Porcupine                                                    24.5           8.3
La Coipa                                                      1.0           0.5
Crixas                                                        3.6           3.2
Musselwhite                                                   3.9           2.7
Kettle River                                                  1.6           9.4
Refugio                                                      43.4           1.5
Other Operations                                             17.5           4.0
Corporate & Other                                             0.7           6.4
----------------------------------------------------- ------------ -------------
TOTAL                                                  $    169.5    $     73.4
----------------------------------------------------- ------------ -------------
     (a)  2003 results include TVX and Echo Bay properties for 11 months only.

Capital expenditures increased $96.1 million from $73.4 million in 2003 to $169.5 million in 2004. The major focus included expenditures at FORT KNOX on mine development, the tailings dam and equipment, the recommissioning of REFUGIO and development of the Pamour pit at PORCUPINE.

Capital expenditures for 2005 are forecast to be between $160 - $170 million, with the largest spending at Fort Knox, Paracatu and Refugio.

RESTATEMENT OF PURCHASE PRICE ALLOCATION

The original allocation of the purchase price to the assets acquired in the merger as at January 31, 2003 has been restated as follows:

------------------------------------------------------------------ -------------- --------------- --------------
(UNAUDITED)                                                           PREVIOUS        REVISED
(all amounts are expressed in millions, except per share amounts)       2003           2003           CHANGE
------------------------------------------------------------------ -------------- --------------- --------------
Common shares of Kinross issued to Echo Bay and TVX
shareholders                                                              177.8           177.8              -
Value of Kinross common stock per share                             $      7.14     $      7.14     $        -
Fair value of the Company's common stock issued                     $   1,269.8     $   1,269.8     $        -
Other items                                                         $      48.9     $      48.9     $        -
                                                                   -------------- --------------- --------------
TOTAL PURCHASE PRICE                                                $   1,318.7     $   1,318.7     $        -
                                                                   -------------- --------------- --------------
Add:  Future income tax liabilities                                 $      52.8     $     136.3     $     83.5
Less: Property, plant and equipment (a)                             $    (213.7)    $    (168.3)    $     45.4
      Mineral interests                                             $    (283.9)    $    (588.3)    $   (304.4)
Other items                                                         $      44.1     $      44.1     $        -
------------------------------------------------------------------ -------------- --------------- --------------
RESIDUAL PURCHASE PRICE ALLOCATED TO GOODWILL                       $     918.0     $     742.5     $   (175.5)
------------------------------------------------------------------ -------------- --------------- --------------

RESTATEMENT OF 2003 FINANCIAL STATEMENTS

Following comments from, and discussions with, regulatory authorities, Kinross has adopted a new methodology to allocate the purchase price in the merger and assess the value of the associated goodwill. This resulted in the need to restate its consolidated financial statements for the year ended December 31, 2003 and its interim financial statements for the quarters in 2003 and 2004. Changes were made to the purchase price allocation, allocation of goodwill to reporting units and subsequent impairment testing of the assets and liabilities acquired in the TVX and Echo Bay transaction. An independent valuation firm was engaged to provide valuations of the significant assets and liabilities acquired as part of the merger. The independent valuations resulted in an increase in the fair value of the assets acquired and a consequential reduction in goodwill as of the acquisition date. The revised purchase price allocation resulted in $742.5 million of goodwill, down from the $918.0 million previously recorded. The goodwill was then allocated to reporting units acquired in the merger.

The independent valuation firm also reviewed the impairment testing as at December 31, 2003. Based on the results of the impairment testing, Kinross has recognized for the 2003 fiscal year an impairment of long-lived assets of $14.7 million relating to property, plant and equipment, $1.9 million relating to investments and $400.1 million relating to goodwill. The total impairment of $416.7 million for the year ended December 31, 2003 compares with an impairment of $9.9 million to long-lived assets and investments and no impairment to goodwill that had been previously recorded. In addition to the impairment losses, depreciation, depletion and amortization increased from $140.9 million to $172.7 million, the provision for income taxes decreased from $13.1 million to $1.3 million and net earnings attributable to common shareholders of $19.7 million has been restated to a net loss of $406.0 million. The restatement also reflects the impact of the adoption of CICA Handbook section 3110 "Asset Retirement Obligations", which was adopted by the Company effective January 1, 2004 and applied retroactively. A more detailed description of the adoption, including the impact on prior financial results will be provided in the notes to the audited financial statements.

The following table highlights the impact of the restatement on previously reported 2003 results:

=================================================================== ============ ============= =============
(UNAUDITED)                                                           PREVIOUS                   RESTATED
(ALL AMOUNTS ARE EXPRESSED IN MILLIONS, EXCEPT PER SHARE AMOUNTS)       2003        CHANGE         2003
------------------------------------------------------------------- ------------ ------------- -------------
Revenue                                                              $    571.9   $        -    $    571.9
Depreciaton, depletion and amortization                              $    140.9   $     31.8    $    172.7
Impairment charges                                                   $      9.9   $    406.8    $    416.7
Net earnings (loss) attributable to common shareholders              $     19.7   $   (425.7)   $   (406.0)
Basic and diluted earnings (loss) per share                          $     0.06   $    (1.38)   $    (1.32)
------------------------------------------------------------------- ------------ ------------- -------------

Cash and cash equivalents                                            $    245.8   $        -    $    245.8
Goodwill                                                             $    918.0   $   (575.6)   $    342.4
Total assets                                                         $  2,142.5   $   (352.8)   $  1,789.7
Total shareholders' equity                                           $  1,814.7   $   (437.3)   $  1,377.4
=================================================================== ============ ============= =============

SIGNIFICANT EVENTS IN 2004

ACQUISITION OF THE REMAINING 51% INTEREST IN THE PARACATU MINE FROM RIO TINTO
PLC.

On December 31, 2004, the Company completed the purchase of the remaining 51% of Rio Paracatu Mineracao ("RPM"), the owner of the Morro do Ouro mine (also known as Paracatu) in Brazil from Rio Tinto Plc. ("Rio Tinto") for $261.2 million in cash, subject to a working capital adjustment following the completion of the transaction. A difference of opinion regarding the adjustment exists between Kinross and Rio Tinto and, as per the share sale agreement, the matter has been referred to binding arbitration. The Paracatu mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. As a result of this transaction, the Company owns 100% of the property and is now the operator. Kinross acquired its initial 49% interest in the mine on January 31, 2003 when it merged with TVX. The Company financed the transaction with a combination of existing cash balances and debt.

AGREEMENT TO ACQUIRE CROWN RESOURCES CORPORATION

On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown whereby Kinross will acquire Crown and its wholly-owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometres by road from the

Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the United States Securities and Exchange Commission and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement has been delayed.

On January 7, 2005, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross being current with its filings no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown will have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.

NEW CREDIT FACILITY

In December 2004, Kinross replaced its existing $125 million credit facility with a new three-year $200 million revolving credit facility. $105.0 million of the new facility was used to satisfy a portion of the $261.2 million cost to purchase the remaining 51% interest in the Paracatu mine. The facility allowed for the limit to be increased to up to $300 million and allows for up to 70% of the outstanding limit to be drawn in gold. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. A total of ten financial institutions have participated in the facility. Obligations under the facility are secured by the assets of the Fort Knox mine as well as by the pledge of shares in various wholly-owned subsidiaries.

CONSOLIDATION AND DECONSOLIDATION OF COMMON SHARES

Kinross has grown largely through mergers and acquisitions. As a result, over 45% of the Company's shareholders, prior to the Company's implementation of a consolidation, had fewer than 100 shares, including many with fewer than 10 shares. Accordingly, in order to reduce the number of shareholders with fewer than 100 shares, on November 26, 2004, the Company held a special meeting of its shareholders at which they approved an amendment to the Company's articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis, followed by an immediate deconsolidation (split) of such shares on a 1:100 basis. The effective date for the consolidation was December 5, 2004, with the deconsolidation on December 6, 2004. Shareholders holding less than 100 pre-consolidation shares received a cash payment of CDN$9.71 or U.S.$8.19 per share (equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004), less withholding tax. Shareholders holding 100 or more pre-consolidation shares were not affected by this action except for the change in the CUSIP number on the stock. As a result of this transaction, Kinross repurchased 1,608,844 of its common shares for $11.8 million and reduced the number of shareholders by approximately 45%.

NEXT STEPS

KINROSS WILL ISSUE PRESS RELEASES WHEN:

     o 2004 financial statements along with restated 2003 comparable numbers are filed
     o    The quarterly statements for 2005 are filed

CONFERENCE CALL & WEBCAST DETAILS

Kinross will hold a conference call and webcast on Friday, October 21, 2005 at 11:00 am EST to discuss the release. Details to access the conference call are as follows:

     FOR LOCAL AND OVERSEAS CALLING: 416-640-4127
     TOLL-FREE WITHIN NORTH AMERICA: 1-800-814-4860

The webcast can be accessed live and will be archived on our website, www.kinross.com, on a listen-only basis. REPLAY INFORMATION

A replay of the conference call will be available until November 4, 2005. Details to access the replay are as follows:

     FOR LOCAL AND OVERSEAS CALLING: 416-640-1917       Passcode - 21158757#
     TOLL-FREE WITHIN NORTH AMERICA: 1-877-289-8525     Passcode - 21158757#


THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING KINROSS' UNAUDITED FINANCIAL RESULTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2004, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE RESTATEMENT OF THE 2003 HISTORICAL FINANCIAL STATEMENTS AND THE PRESENTATION OF THE 2004 FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT AUDIT OF THOSE FINANCIAL STATEMENTS. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

THE MINERAL RESERVE ESTIMATES DISCLOSED HEREIN HAVE BEEN REVIEWED BY MR. ROD COOPER, P.ENG, AN OFFICER OF KINROSS, WHO IS A QUALIFIED PERSON UNDER NATIONAL INSTRUMENT 43-101. REFER TO KINROSS' FEBRUARY 15, 2005 PRESS RELEASE FOR MORE DETAILS ON THE MINERAL RESERVE ESTIMATES AND UNDERLYING INFORMATION.

--------------------------------------------------------------------------------

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                TRACEY M. THOM
SENIOR VICE PRESIDENT,             DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS           AND COMMUNICATIONS
Tel.  (416) 365-7254               Tel. (416) 365-1362

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)
As at December 31

================================================================================ ================
                                                                     2004             2003
-------------------------------------------------------------------------------- ----------------
ASSETS                                                                              RESTATED
  Current assets
    Cash and cash equivalents                                     $      47.9      $      245.8
    Restricted cash                                                       1.4               5.1
    Short-term investments                                                5.7                 -
    Accounts receivable and other assets                                 40.9              42.2
    Inventories                                                         111.0             109.2
                                                                ---------------- ----------------
                                                                        206.9             402.3
  Property, plant and equipment                                       1,243.8           1,005.5
  Goodwill                                                              330.9             342.4
  Future income and mining taxes                                            -               1.5
  Long-term investments                                                   25.7              2.1
  Deferred charges and other long-term assets                             27.6             35.9
                                                                ---------------- ----------------
                                                                  $    1,834.9     $    1,789.7
                                                                ================ ================
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities                      $      143.2     $      101.9
    Current portion of long-term debt                                      6.0             29.4
    Current portion of reclamation and remediation obligations            23.6             19.2
                                                                ---------------- ----------------
                                                                         172.8            150.5
  Long-term debt                                                         116.9              0.7
  Reclamation and remediation obligations                                108.1            111.1
  Future income and mining taxes                                          96.1            126.9
  Other long-term liabilities                                              9.5              6.8
  Redeemable retractable preferred shares                                  2.6              3.0
                                                                ---------------- ----------------
                                                                         506.0            399.0
                                                                ---------------- ----------------
COMMITMENTS AND CONTINGENCIES
                                                                ---------------- ----------------
NON-CONTROLLING INTEREST                                                   0.4              0.7
                                                                ---------------- ----------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                        13.3             12.6
                                                                ---------------- ----------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants              1,777.1          1,783.5
  Contributed surplus                                                     32.6             30.0
  Accumulated deficit                                                   (492.5)          (434.1)
  Cumulative translation adjustments                                      (2.0)            (2.0)
                                                                ---------------- ----------------
                                                                       1,315.2          1,377.4
                                                                ---------------- ----------------
                                                                  $    1,834.9     $    1,789.7
                                                                ================ ================

TOTAL ISSUED AND OUTSTANDING COMMON SHARES (MILLIONS)                    345.1            345.5
================================================================================ ================

                                                                                           Page 11

CONSOLIDATED STATEMENTS OF OPERATIONS

(EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)
For the years ended December 31

==================================================================================================================
                                                                                 2004          2003          2002
----------------------------------------------------------------------- --------------- --------------------------
                                                                                           RESTATED     RESTATED*
REVENUE AND OTHER OPERATING INCOME

  Metal sales                                                             $     666.8   $     571.9   $     261.0

OPERATING COSTS AND EXPENSES

  Cost of sales  (excluding depreciation, depletion and amortization)           449.6         387.5         174.1
  Depreciation, depletion and amortization                                      170.1         172.7          85.6
                                                                        --------------- --------------------------
                                                                                 47.1          11.7           1.3
  Exploration and business development                                           20.4          24.3          11.6
  General and administrative                                                     36.4          25.0          11.3
  Impairment charges:
    Goodwill                                                                     12.4         400.1             -
    Property, plant and equipment                                                46.1          14.7             -
    Investments                                                                   1.4           1.9           0.2
  Gain on disposal of assets                                                     (1.7)        (29.5)         (2.7)
                                                                        --------------- --------------------------
OPERATING LOSS                                                                  (67.9)       (424.8)        (19.1)

  Other income - net                                                             3.7          11.1           4.9
                                                                        --------------- --------------------------
LOSS BEFORE TAXES AND OTHER ITEMS                                               (64.2)       (413.7)        (14.2)

  Income and mining taxes recovery (expense)                                      8.8          (1.3)         (6.5)
  Non-controlling interest                                                        0.3          (0.2)            -
  Share in loss of investee companies                                               -             -          (0.6)
  Dividends on convertible preferred shares of subsidiary                        (0.8)         (0.8)         (1.5)
                                                                        --------------- --------------------------
NET LOSS                                                                  $     (55.9)  $    (416.0)  $     (22.8)
                                                                        =============== ==========================

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net loss                                                                $     (55.9)  $    (416.0)  $     (22.8)
  Increase in equity component of convertible debentures                            -          (6.5)         (7.3)
  Gain on redemption of equity component of convertible debentures                  -          16.5             -
                                                                        --------------- --------------------------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                              $     (55.9)  $    (406.0)  $     (30.1)
                                                                        =============== ==========================

LOSS PER SHARE

  Basic and diluted                                                       $     (0.16)  $     (1.32)  $     (0.25)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (MILLIONS)

  Basic and diluted                                                             346.0         308.6         119.7
==================================================================================================================
*Revised to show the retroactive application of CICA Section 5110 "Asset Retirement Obligations".


                                                                                                            Page 12

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

For the years ended December 31

============================================================================================ ===============================
                                                                                    2004           2003           2002
-------------------------------------------------------------------------------------------- -------------------------------
                                                                                                 RESTATED       RESTATED*
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                                       $      (55.9)  $      (416.0)  $      (22.8)
Items not affecting cash:
  Depreciation, depletion and amortization                                            170.1           172.7           85.6
  Impairment charges                                                                   59.9           416.7            0.2
  Gain on disposal of assets                                                           (1.7)          (29.5)          (2.7)
  Future income and mining taxes                                                      (26.1)          (15.0)             -
  Deferred revenue recognized                                                          (6.3)           (2.3)          (5.1)
  Other                                                                                (7.2)            5.8            3.3
  Changes in operating assets and liabilities:
    Accounts receivable and other assets                                                4.2            (1.7)          (1.6)
    Inventories                                                                       (19.4)          (11.3)           2.4
    Accounts payable and accrued liabilities                                           43.6           (29.9)          (2.6)
                                                                              --------------- ------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                          161.2            89.5           56.7
                                                                              --------------- ------------------------------
INVESTING:

  Additions to property, plant and equipment                                         (169.5)          (73.4)         (22.6)
  Business acquisitions, net of cash acquired                                        (261.2)          (81.9)          (0.1)
  Proceeds on sale of marketable securities                                             0.7             4.6            2.8
  Long-term investments and other assets                                              (11.8)           57.2            1.8
  Proceeds from the sale of property, plant and equipment                               1.5             5.9            1.3
  Additions to short-term investments                                                  (5.7)              -              -
  Decrease (increase) in restricted cash                                                3.7            37.5          (21.1)
                                                                              --------------- ------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                               (442.3)          (50.1)         (37.9)
                                                                              --------------- ------------------------------
FINANCING:

  (Repurchase) issuance of common shares and common share purchase warrants            (8.7)          187.9          112.8
  Redemption of convertible debentures                                                    -          (144.8)             -
  Acquisition of convertible preferred shares of subsidiary company                       -            (0.3)         (11.4)
  Reduction of debt component of convertible debentures                                   -            (4.2)          (5.1)
  Debt issue costs                                                                     (1.4)              -              -
  Proceeds from issuance of debt                                                      119.5               -              -
  Repayment of debt                                                                   (26.8)          (10.5)         (28.5)
                                                                              --------------- ------------------------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                                           82.6            28.1           67.8
                                                                              --------------- ------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                 0.6             7.7            3.0
                                                                              --------------- ------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                     (197.9)           75.2           89.6
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                          245.8           170.6           81.0
                                                                              --------------- ------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                         $       47.9   $       245.8   $      170.6
============================================================================================================================

*Revised to show the retroactive application of CICA Section 5110 "Asset Retirement Obligations".

                                                                                                                      Page 13

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(EXPRESSED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

For the years ended December 31

============================================================================= ==============================
                                                                   2004            2003           2002
----------------------------------------------------------------------------- ------------------------------
                                                                                 RESTATED       RESTATED*
COMMON SHARES
  Balance at the beginning of the year                          $    1,783.5   $    1,058.5   $      945.7
    Common shares issued                                                   -          145.9          102.2
    Common shares issued for acquisitions                                  -        1,334.0              -
    Fair value of common share warrants                                    -              -            9.4
    Expiry of TVX and Echo Bay options and warrants                     (1.1)          (0.6)             -
    Reduction of legal stated capital                                      -         (761.4)             -
    Common shares issued for stock-based awards                          5.9            7.1            1.2
    Conversion of redeemable retractable preferred shares                0.6              -              -
    Repurchase of common shares                                        (11.8)             -              -
----------------------------------------------------------------------------- ------------------------------
  Balance at the end of the year                                $    1,777.1   $    1,783.5   $    1,058.5
----------------------------------------------------------------------------- ------------------------------

CONTRIBUTED SURPLUS
  Balance at the beginning of the year                          $       30.0   $       12.9   $       12.9
    Transfer of fair value of expired warrants                           1.1            0.6              -
    Transfer of fair value of exercised options                         (1.5)             -              -
    Redemption of convertible debentures                                   -           16.5              -
    Stock option compensation                                            1.8              -              -
    Adoption of new accounting standards                                 2.5              -              -
    Redemption on share consolidation                                   (1.3)             -              -
----------------------------------------------------------------------------- ------------------------------
  Balance at the end of the year                                $       32.6   $       30.0   $       12.9
----------------------------------------------------------------------------- ------------------------------

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
  Balance at the beginning of the year                          $          -   $      132.3   $      124.8
    Increase in equity component of convertible debentures                 -            6.7            7.5
    Redemption of convertible debentures                                   -         (139.0)             -
----------------------------------------------------------------------------- ------------------------------
  Balance at the end of the year                                $          -   $          -   $      132.3
----------------------------------------------------------------------------- ------------------------------

ACCUMULATED DEFICIT
  Balance at the beginning of the year                          $     (434.1)  $     (773.0)  $     (723.2)
    Adoption of new accounting standards                                (2.5)             -          (19.7)
    Reduction of legal stated capital                                      -          761.4              -
    Net loss                                                           (55.9)        (416.0)         (22.8)
    Increase in equity component of convertible debentures                 -           (6.5)          (7.3)
----------------------------------------------------------------------------- ------------------------------
  Balance at the end of the year                                $     (492.5)  $     (434.1)  $     (773.0)
----------------------------------------------------------------------------- ------------------------------

CUMULATIVE TRANSLATION ADJUSTMENTS
  Balance at the beginning of the year                          $       (2.0)  $      (23.4)  $      (28.6)
    Translation of self sustaining operations                              -           21.4            5.2
----------------------------------------------------------------------------- ------------------------------
  Balance at the end of the year                                $       (2.0)  $       (2.0)  $      (23.4)
----------------------------------------------------------------------------- ------------------------------
----------------------------------------------------------------------------- ------------------------------
TOTAL SHAREHOLDERS' EQUITY                                      $    1,315.2   $    1,377.4   $      407.3
============================================================================= ==============================
*Revised to show the retroactive application of CICA Section 5110 "Asset Retirement Obligations".

                                                                                                      Page 14

NON-GAAP MEASURES - FOR COMPARATIVE PURPOSES ONLY

TOTAL CASH COST RECONCILIATION
(UNAUDITED)
---------------------------------------------------------------------------------------------------------------------------
                                                                                    COSTS       TOTAL CASH
                                    GOLD                               CHANGE     NOT RELATED    COSTS FOR
                                 EQUIVALENT    COST OF   ACCRETION   IN BULLION     TO GOLD      PER OUNCE    TOTAL CASH
MINE                    YEAR     PRODUCTION     SALES    EXPENSE(2)  INVENTORY    PRODUCTION    CALCULATION      COST
---------------------- ------- -------------- ---------- ----------- ----------- ------------- ------------- --------------
                                  (OUNCES)    (MILLIONS)                                        (MILLIONS)      ($/OZ)
---------------------- ------- -------------- ---------- ----------- ----------- ------------- ------------- --------------
NORTH AMERICA
Fort Knox               2004        338,334    $   90.8   $  (1.3)    $   (3.4)    $    (0.3)    $    85.8      $    254
                        2003        391,831        90.9      (0.6)         4.9             -          95.2           243
Round Mountain(1)      (2004)       387,785        84.2      (1.9)         0.7             -          83.0           214
                        2003        364,271        76.5      (1.6)        (1.5)            -          73.4           201
Porcupine               2004        193,799        47.2      (2.3)         0.5          (0.5)         44.9           232
                        2003        223,960        54.1      (2.3)        (1.5)         (3.0)         47.3           211
Musselwhite(1)         (2004)        76,640        21.4      (0.1)        (0.6)         (0.2)         20.5           267
                        2003         64,978        16.2      (0.1)         0.7          (0.1)         16.7           257
Kettle River(1)        (2004)        96,789        22.7      (0.4)         1.2          (0.5)         23.0           238
                        2003              -         1.4         -            -             -           1.4             -
New Britannia(1)       (2004)        23,652         9.1       0.1         (1.1)         (1.3)          6.8           288
                        2003         31,627        12.3      (1.1)        (0.8)         (0.1)         10.3           327
Lupin(1)               (2004)        66,577        35.0      (9.5)         1.1          (3.2)         23.4           351
                        2003         56,008        36.6      (1.8)        (2.9)         (9.1)         22.8           407
SOUTH AMERICA
Paracatu1*             (2004)        92,356        23.7      (0.5)         0.7          (2.6)         21.3           231
                        2003         91,176        19.6      (0.5)        (0.4)         (1.1)         17.6           193
La Coipa(1)            (2004)       150,887        40.8      (0.3)         0.8          (0.6)         40.7           270
                        2003        144,125        34.7      (0.3)        (0.6)            -          33.8           234
Crixas(1)              (2004)        93,540        12.3      (0.1)         0.1             -          12.3           132
                        2003         86,698        10.4      (0.1)        (0.8)            -           9.5           109
Refugio                 2004          9,809         3.7      (0.3)           -          (1.2)          2.2           222
                        2003              -           -         -            -             -             -             -
OTHER
Kubaka                  2004        123,616        39.3      (0.4)         1.1          (3.2)         36.8           298
                        2003        164,006        32.6      (0.1)         0.3             -          32.8           194
  Denton-Rawhide        2004              -           -         -            -             -             -             -
                        2003          1,730           -         -            -             -             -           221
Corporate & other       2004              -        19.4      (4.4)           -         (14.5)          0.5             -
                        2003              -         2.2      (0.5)           -          (3.0)         (1.3)            -
---------------------- ------- -------------- ---------- ----------- ----------- ------------- ------------- --------------
TOTAL KINROSS           2004      1,653,784    $  449.6   $ (21.4)    $    1.1     $   (28.1)    $   401.2      $    242
                        2003      1,620,410    $  387.5   $  (9.0)    $   (2.6)    $   (16.4)    $   359.5      $    222
---------------------- ------- -------------- ---------- ----------- ----------- ------------- ------------- --------------
1.      PRODUCTION AND COST STATISTICS FOR 2003 ARE FOR THE 11 MONTHS FROM FEBRUARY TO DECEMBER ONLY
2.      ACCRETION EXPENSE IS THE INCREASE IN THE CARRYING AMOUNT OF AN ASSET RETIREMENT OBLIGATION DUE TO THE PASSAGE OF
        TIME
*       KINROSS INCREASED ITS OWNERSHIP IN PARACATU TO 100% ON DECEMBER 31, 2004

TOTAL CASH COSTS PER OUNCE IS CALCULATED IN ACCORDANCE WITH THE GOLD INSTITUTE PRODUCTION COST STANDARD (THE "STANDARD").
ADOPTION OF THE STANDARD IS VOLUNTARY, BUT IS USED IN ORDER TO GIVE THE READER COMPARATIVE DATA TO OUR PEERS. TOTAL CASH
COSTS PER EQUIVALENT OUNCE OF GOLD IS FURNISHED TO PROVIDE ADDITIONAL INFORMATION AND IS A NON-GAAP MEASURE. TOTAL CASH
COSTS PER EQUIVALENT OUNCE OF GOLD HAS NO STANDARDIZED MEANING UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND THEREFORE
MAY NOT BE COMPARABLE TO SIMILAR MEASURES PRESENTED BY OTHER ISSUERS. THIS MEASURE SHOULD NOT BE CONSIDERED IN ISOLATION AS
A SUBSTITUTE FOR MEASURES OF PERFORMANCE PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT
NECESSARILY INDICATIVE OF OPERATING EXPENSES AS DETERMINED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THIS MEASURE IS
INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE ABILITY OF KINROSS TO MANAGE CURRENT CASH COSTS INCLUDING LABOUR,
SUPPLIES AND UTILITIES COMPARED TO THE PERFORMANCE OF OTHER GOLD PRODUCERS. THE COMPANY USES THIS INFORMATION FOR THE SAME
PURPOSE AND FOR ASSESSING THE PERFORMANCE OF ITS MINING OPERATIONS. MINING OPERATIONS ARE CAPITAL INTENSIVE. THE MEASURE
TOTAL CASH COSTS EXCLUDES CAPITAL EXPENDITURES BUT IS RECONCILED IN THE TABLE ABOVE TO TOTAL COST OF SALES. CAPITAL
EXPENDITURES REQUIRE THE USE OF CASH IN THE CURRENT PERIOD, AND IN PRIOR PERIODS AND ARE DISCUSSED IN THE COMPANY'S FILINGS.

                                                                                                                     Page 15